THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 10, 2008

Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Terrasol Holdings Ltd.
         Form S-1 Registration Statement
         File No. 333-153858

Dear Mr. Schwall:

     In response to your comment letter dated November 6, 2008 please be advised as follows:

Summary of Offering

     1. The requested revision has been provided. Please note, we have not included a risk factor. We feel that if a company is unable to achieve it principal objective it will cease operations.

Risk Factors

     2. The risk factor has been revised to reflect that Ms. Morgan has no technical training.

     3. The address beneath Mr. Morgan’s name has been revised to reflect her residence in Jamaica. The Company does maintain its corporate headquarters in San Francisco. The registration statement has been marked and this issue has been clarified throughout.

Management’s Discussion and Analysis or Plan of Operation

     4. Liquidity is based upon the funds Terrasol raised in its public offering. Disclosure has been made accordingly.

Mr. Roger Schwall
Securities and Exchange Commission
RE:   Terrasol Holdings Ltd.
        Form S-1 Registration Statement
        File No. 333- 153858
November 10, 2008

Our Proposed Exploration Program

     5. The disclosure has been revised to reflect six months for trenching and three months for laboratory results.

Exhibit 5.1

    6. The sentence has been deleted.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

By:   CONRAD C. LYSIAK
        Conrad C. Lysiak

cc: Terrasol Holdings Ltd.